Filed Pursuant to Rule 433
Registration No. 333-277211
December 11, 2025
FREE WRITING PROSPECTUS
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Stock-Linked Underlying Supplement dated February 21, 2024)



HSBC USA Inc.

Autocallable Barrier Notes with Step-up Premium

Linked to the Least Performing of the Equity Securities of Blackstone Inc., NextEra Energy, Inc., and Pfizer Inc.

► Call Premium of 0.8833% per month (equivalent to 10.60% per annum)

► Callable monthly at the principal amount plus the applicable Call Premium on any Call Observation Date on or after June 23, 2026 if the Official Closing Price of each Underlying is at or above its Call Threshold with a final Call Threshold on the last Call Observation Date that is equal to the Barrier Value.

► If the Notes are not called prior to maturity and the Reference Return of Least Performing Underlying declines by more than 50.00%, on the Final Valuation Date, you will receive shares of the Least Performing Underlying, and in that case, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount.

► Due December 26, 2028, if not called

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Barrier Notes with Step-up Premium (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-**Error! Bookmark not defined.**8 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-10 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $894.90 and $944.90 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-6 and "Risk Factors" beginning on page FWP-10 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-**Error! Bookmark not defined.**8 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Reference Asset	The common stock of Blackstone Inc. (Ticker: BX), the common stock of NextEra Energy, Inc. (Ticker: NEE), and the common stock of Pfizer, Inc. (Ticker: PFE) (each a "Company" and an "Underlying," and together the "Underlyings")
Call Feature	The Notes will be automatically called if the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date on or after June 23, 2026. In that case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Call Premium payable on the corresponding Call Payment Date[2]
Call Threshold	For each Underlying on a Call Observation Date, the relevant percentage of the Initial Value of such Underlying applicable on such Call Observation Date as described on page FWP-5 under "Call Observation Dates, Call Payment Dates, Call Premiums and Call Thresholds." The final Call Threshold with respect to each Underlying on the last Call Observation Date (which is the Final Valuation Date) is equal to its Barrier Value.
Call Premium	0.8833% (to be determined on the Trade Date) multiplied by the number of months elapsed from the Trade Date to the applicable Observation Date that the Notes are called)[2]
Barrier Value	With respect to each Underlying, 50.00% of its Initial Value
Payment at Maturity per Note	Unless the Notes are called, you will receive the Physical Delivery Amount in shares of the Least Performing Underlying. If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, (i) you will not receive the Call Premium and (ii) you will lose 1% of your principal for every 1% decline of that Least Performing Underlying from its Initial Value to be paid out in shares of the Least Performing Underlying, and in such case lose up to 100% of the Principal Amount.
Physical Delivery Amount	A number of shares of the Least Performing Underlying calculated by dividing the Principal Amount by the Initial Value. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Value.
Reference Return	With respect to each Underlying, $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Least Performing Underlying	The Underlying with the lowest Reference Return
Trade Date	December 18, 2025
Pricing Date	December 18, 2025
Original Issue Date	December 23, 2025
Final Valuation Date[3]	December 20, 2028
Maturity Date[3]	December 26, 2028
CUSIP/ISIN	40428HY48/US40428HY489

[1] As more fully described on page FWP-4.

[2] See "Call Observation Dates, Call Payment Dates, Call Premiums and Call Thresholds" on page FWP-**Error! Bookmark not defined.**.

[3] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Stock-Linked Underlying Supplement.

The Notes

The Notes may be suitable for investors who believe that the value of the Underlyings will not decrease significantly over the term of the Notes.

If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date beginning on June 23, 2026, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Call Premium on the corresponding Call Payment Date. The final Call Threshold for each Underlying on the last Call Observation Date (which is the Final Valuation Date) is equal to its Barrier Value.

If the Notes are not automatically called, you will receive the Physical Delivery Amount and you will lose 1% of your principal for every 1% decline of that Least Performing Underlying from its Initial Value In that case, you will not receive the Call Premium and you will lose up to 100% of the Principal Amount at maturity.



Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been called on any Call Observation Date, including on the Final Valuation Date. If your Notes are not called, you will receive the Physical Delivery Amount in shares if the Least Performing Underlying and you will lose some or all of your Principal Amount at maturity.



Information about the Reference Asset

Blackstone Inc. is an alternative asset management firm specializing in private equity, real estate, hedge fund solutions, credit, secondary funds of funds, public debt and equity and multi-asset class strategies. The firm typically invests in early-stage, seed, middle market, mature, late venture, growth capital, emerging growth and later stage companies. It also provide capital markets services. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "BX."





NextEra Energy, Inc. is a clean energy company in the State of Florida. It generates and sells electricity through renewable energy from the wind and sun, as well as providing battery storage solutions. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "NEE."

Pfizer, Inc. operates as a pharmaceutical company. It offers medicines, vaccines, medical devices, and consumer healthcare products for oncology, inflammation, cardiovascular, and other therapeutic areas. Pfizer serves customers worldwide. Shares of the company trade and are listed on the New York Stock Exchange under the symbol "PFE".



The graphs above illustrate the performance of the Underlyings from December 10, 2015 through December 10, 2025. The closing values underlying the graphs above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "Description of the Reference Asset" beginning on page FWP-**Error! Bookmark not defined.** of this document. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Autocallable Barrier Notes with Step-up Premium



This document relates to a single offering of Autocallable Barrier Notes with Step-up Premium. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement, and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	Blackstone Inc. (Ticker: BX), the common stock of NextEra Energy, Inc. (Ticker: NEE), and the common stock of Pfizer, Inc. (Ticker: PFE) (each an "Underlying" and together the "Underlyings")
Trade Date:	December 18, 2025
Pricing Date:	December 18, 2025
Original Issue Date:	December 23, 2025
Final Valuation Date:	December 20, 2028, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be December 26, 2028. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive The Physical Delivery Amount in shares of the Least Performing Underlying.
	If the Final Value is less than the Barrier Value, the Notes will not be called, you will receive the Physical Delivery Amount in shares of the Least Performing Underling and you will lose 1% of your principal for every 1% decline from the Initial Value. In that case, you will not receive the Call Premium and you will lose up to 100% of the Principal Amount at maturity.
Physical Delivery Amount:	A number of shares of the Least Performing Underlying calculated by dividing the Principal Amount by the Initial Value of the Least Performing Underlying. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Value. The Physical Delivery Amount is subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Call Observation Dates, Call Payment Dates, Call	Call Observation Dates	Call Payment Dates	Call Premium	Call Threshold for each Underlying

Premiums and Call Thresholds:

June 23, 2026	June 26, 2026	5.30%	100.00% of its Initial Value
July 22, 2026	July 27, 2026	6.183333%	98.3333% of its Initial Value
August 21, 2026	August 26, 2026	7.066667%	96.6666% of its Initial Value
September 23, 2026	September 28, 2026	7.95%	94.9999% of its Initial Value
October 21, 2026	October 26, 2026	8.833333%	93.3332% of its Initial Value
November 23, 2026	November 27, 2026	9.716666%	91.6665% of its Initial Value
December 22, 2026	December 28, 2026	10.60%	89.9998% of its Initial Value
January 21, 2027	January 26, 2027	11.48333%	88.3331% of its Initial Value
February 23, 2027	February 26, 2027	12.36667%	86.6664% of its Initial Value
March 23, 2027	March 29, 2027	13.25%	84.9997% of its Initial Value
April 21, 2027	April 26, 2027	14.13333%	83.333% of its Initial Value
May 21, 2027	May 26, 2027	15.01667%	81.6663% of its Initial Value
June 23, 2027	June 28, 2027	15.90%	79.9996% of its Initial Value
July 21, 2027	July 26, 2027	16.78333%	78.3329% of its Initial Value
August 23, 2027	August 26, 2027	17.66667%	76.6662% of its Initial Value
September 22, 2027	September 27, 2027	18.55%	74.9995% of its Initial Value
October 21, 2027	October 26, 2027	19.43333%	73.3328% of its Initial Value
November 22, 2027	November 26, 2027	20.31667%	71.6661% of its Initial Value
December 21, 2027	December 27, 2027	21.20%	69.9994% of its Initial Value
January 21, 2028	January 26, 2028	22.08333%	68.3327% of its Initial Value
February 23, 2028	February 28, 2028	22.96667%	66.666% of its Initial Value
March 22, 2028	March 27, 2028	23.85%	64.9993% of its Initial Value
April 21, 2028	April 26, 2028	24.73333%	63.3326% of its Initial Value
May 23, 2028	May 26, 2028	25.61667%	61.6659% of its Initial Value
June 21, 2028	June 26, 2028	26.50%	59.9992% of its Initial Value
July 21, 2028	July 26, 2028	27.38333%	58.3325% of its Initial Value
August 23, 2028	August 28, 2028	28.26667%	56.6658% of its Initial Value
September 21, 2028	September 26, 2028	29.15%	54.9991% of its Initial Value
October 23, 2028	October 26, 2028	30.03333%	53.3324% of its Initial Value
November 21, 2028	November 27, 2028	30.91667%	51.6657% of its Initial Value
December 20, 2028 (the Final Valuation Date)	December 26, 2028 (the Maturity Date)	31.80%	50.00% of its Initial Value

The Call Observation Dates and Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Initial Value: With respect to each Underlying, its Official Closing Price on the Pricing Date.

Final Value: With respect to each Underlying, its Official Closing Price on the Final Valuation Date.

Barrier Value: With respect to each Underlying, 50.00% of its Initial Value.

CUSIP/ISIN: 40428HY48/US40428HY489

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any securities exchange or quotation system.

Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Stock-Linked Underlying Supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-**Error! Bookmark not defined.** of this document, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling 1-212-525-8010.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025892/tm244959d5_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.

Call Premium

If the Notes automatically are called on a Call Observation Date, we will pay the applicable Call Premium on the corresponding Call Payment Date, which will be 0.8833% per month (or $8.833 for each $1,000 Principal Amount) multiplied by the number of months elapsed from the Trade Date to the applicable Call Observation Date that the Notes are called. See "Call Observation Dates, Call Payment Dates, Call Premiums and Call Thresholds" on FWP-**Error! Bookmark not defined.** for the applicable Call Premiums to be paid on the corresponding Call Payment Dates. For information regarding the record dates applicable to the Call Premiums payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement.

Payment at Maturity

Unless the Notes are called, for each $1,000 Principal Amount, you will receive the Physical Delivery Amount in shares of the Least Performing Underlying at maturity and you will lose 1% of your principal for every 1% decline from the Initial Value. In that case, you will not receive the Call Premium and you will lose up to 100% of the Principal Amount at maturity.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Price of each Underlying will be at or above its Call Threshold on one or more of the Call Observation Dates.

▶ You seek a Call Premium based on the performance of the Underlyings, that will be 0.8833% per month if the Official Closing Price of each Underlying is greater than or equal to its Initial Value on any Call Observation Date.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is limited to the applicable Call Premium payable on the Notes on a given Call Payment Date.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis , and receive shares of the Least Performing Underlying, if the Notes are not called on any Call Observation Date, including the Final Valuation Date.

▶ You are willing to lose up to 50.00% of the Principal Amount.

▶ You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

▶ You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the stocks included in the Underlyings.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Price of at least one Underlying will be below its Call Threshold on all the Call Observation Dates, and the Final Value of the Least Performing Underlying will be below its Barrier Value.

▶ You believe that the Call Premium, if any, will not provide you with your desired return.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to the applicable Call Premium payable on the Notes on a given Call Payment Date.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis, and receive shares of the Least Performing Underlying, if the Notes are not called on any Call Observation Date, including the Final Valuation Date.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks included in the Underlyings.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called in which case the Final Value of the Least Performing Underlying will be less than its Barrier Value, and we will pay you in shares of the Least Performing Underlying. The Physical Delivery Amount you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return of the Least Performing Underlying is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

If the Physical Delivery Amount will be paid on the Notes, you will be subject to the price fluctuation of the Least Performing Underlying after the Final Valuation Date.

If the Notes are not called, we will deliver to you at maturity the Physical Delivery Amount in shares of the Least Performing Underlying. The value of those shares may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Least Performing Underlying or that there will be liquidity in that trading market.

You may not receive the Call Premium.

The Notes may not be called, and in such a case you will not receive the Call Premium. If the Official Closing Price of the Least Performing Underlying on the Final Valuation Date is less than its Barrier Value, the notes will not be called, we will not pay you the Call Premium at maturity, you will not receive a positive return on the Notes, and you will lose some or all of your principal amount.

Your return on the Notes is limited to the Principal Amount plus the Call Premium, if any, regardless of any appreciation in the value of any Underlying.

If the Notes are called, for each $1,000 Principal Amount, you will receive $1,000 the plus the applicable Call Premium, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the stocks included in the Underlyings during the term of the Notes.

Higher Call Premiums or lower Barrier Values are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Call Threshold on a Call Observation Date or its Barrier Value on the Final Valuation Date, indicating a higher expected risk of non-payment of Call Premiums or loss on the Notes. This greater expected risk will generally be reflected in a higher Call Premium than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value or a higher Call Premium) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Call Premium may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying, including the potential of not receiving a Call Premium and losing some or all of your principal at maturity.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each Underlying. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of not receiving the Call Premium and sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will not receive the Call Premium, or that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that one of the Underlyings will close below its respective Call Threshold on any of the Call Observation Dates (including the Final Valuation Date) and below its respective Barrier Value on the Final Valuation Date, than if the Notes were linked to only one Underlying. In addition, because each Underlying must close above its Call Threshold on a Call Observation Date in order for the Notes to be called, the Notes are less likely to be called than if the Notes were linked to just one Underlying. Therefore, it is more likely that you will not receive the Call Premium, and that you will suffer a significant loss on your investment.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying without regard to the performance of any other Underlying. As a result, you could lose all or some of your initial investment if the Final Value of the Least Performing Underlying is less than its Barrier Value, even if there is an increase in the value of any other Underlying. This could be the case even if any other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Call Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Call Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of each Underlying is greater than or equal to its Call Threshold during the term of the Notes other than on a Call Observation Date but then decreases on a Call Observation Date to a value that is less than its Call Threshold, the Call Premium will not be payable for the relevant Call Payment Date. Similarly, if the Notes are not called, even if the value of the Least Performing Underlying is greater than or equal to its Barrier Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Barrier Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Call Observation Dates, whether a Call Premium will be payable and the Payment at Maturity will be based solely on the Official Closing Prices of the Underlyings on the applicable Call Observation Dates.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Price of an Underlying on any Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Call Premium and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of any Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Value of each Underlying:	100.00*
▶	Hypothetical Call Threshold of each Underlying:	For each Underlying on a Call Observation Date, the relevant percentage of the Initial Value of such Underlying applicable on such Call Observation Date as described on page FWP-**Error! Bookmark not defined.** under "Call Observation Dates, Call Payment Dates, Call Premiums and Call Thresholds."
▶	Hypothetical Barrier Value of each Underlying :	$50.00 (50.00% of the Initial Value)
▶	Hypothetical Call Premium:	0.8833% per month (or $8.833 for each $1,000 Principal Amount) multiplied by the number of months elapsed from the Trade Date to the applicable Call Observation Date that the Notes are called See "Call Observation Dates, Call Payment Dates, Call Premiums and Call Thresholds" on FWP-**Error! Bookmark not defined.**. The actual Call Premium will be 10.60% per annum and will be determined on the Trade Date.

* The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value of each Underlying will be determined on the Pricing Date and set forth in the final pricing supplement to which this free writing prospectus relates.

Summary of the Examples

	Notes Are Called on a Call Observation Date		Notes Are Not Called on any Call Observation Date
	Example 1	**Example 2**	**Example 3**
Initial Value of each Underlying	$100.00	$100.00	$100.00
Call Thresholds of each Underlying (1st Call Observation Date / Final Valuation Date)	$100.00 / $60.00	$100.00 / $60.00	$100.00 / $60.00
Barrier Value of each Underlying	$60.00	$60.00	$60.00
Call Observation Dates	**Official Closing Price / Percentage Change of the Least Performing Underlying**		
1st Call Observation Date	$120.00 / 20.00% Call Premium: $53.00	$70.00 / -30.00% Call Premium: $0.00	$61.50 / -38.50% Call Premium: $0.00
2nd Call Observation Date through the 30th Call Observation Date	N/A	Official Closing Prices: below the applicable Call Threshold Call Premium: $0.00	Official Closing Prices: below the applicable Call Threshold Call Premium: $0.00
Final Valuation Date	N/A	$750.00 / -25.00% Call Premium: $318.00	$40.00 / -60.00%
Payment if Notes are Called prior to the Final Valuation Date	$1,053.00	N/A	N/A
Payment at Maturity	N/A	$1,318.00	$1,000 + ($1,000 x -60.00%) = $400.00**
Return of the Notes	5.30%	31.80%	-60.00%

** If the Final Value is less than the Barrier Value and the Notes are not called, we will pay you 10 shares of the Reference Asset . The value of the 10 shares is based on the Final Value.

Example 1—The Official Closing Price of each Underlying on the first Call Observation Date is greater than or equal to the applicable Call Threshold.

Underlying	Initial Value	Official Closing Price
C	$100.00	$125.00 (125.00% of Initial Value)
MS	$100.00	$120.00 (120.00% of Initial Value)

Payment Upon a Call:	**$1,053.00**

Because the Official Closing Price of each Underlying on the first Call Observation Date is at or above its Call Threshold, the Notes will be automatically called and you will receive $1,053.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 5.30% return on the Notes. No extra payment will be made on account of the Reference Asset closing above the Initial Value.

Example 2—The Official Closing Price of each Underlying on the Final Valuation Date is greater than or equal to its Call Threshold.

Underlying	Initial Value	Final Value
C	$100.00	$75.00 (75.00%of Initial Value)
MS	$100.00	$120.00 (120.00% of Initial Value)

.

Payment Upon a Call:	**$1,318.00**

Because the Official Closing Price of each Underlying on the Final Valuation Date is at or above its Call Threshold, the Notes will be automatically called and you will receive $1,318.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 31.80% return on the Notes. No extra payment will be made on account of each Underlying closing above its respective Initial Value.

Example 3—**The Notes are not called prior to maturity, and the Final Value of the Least Performing Underlying is less than its Barrier Value.**

Underlying	Initial Value	Final Value
C	$100.00	$110.00 (110.00% of Initial Value)
MS	$100.00	$40.00 (40.00% of Initial Value)

MS is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-60.00%
Payment at Maturity:	**$400.00**

Because the Final Value of the Least Performing Underlying is less than its Barrier Value, you will receive the Physical Delivery Amount, calculated as follows:

Physical Delivery Amount = Principal Amount/Initial Value of the Least Performing Underlying.

= $1,000/100.00 = 10 shares of the Least Performing Underlying

As of the Valuation Date, these shares would have a value of $400.00 (10 shares multiplied by the Final Value of the Least Performing Underlying of $40.00). The value of the Physical Delivery Amount would result in a -60.00% return on the Notes.

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will be exposed to any decrease in the value of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

DESCRIPTION OF THE REFERENCE ASSET

Description of BX

Blackstone Inc. is an alternative asset management firm specializing in private equity, real estate, hedge fund solutions, credit, secondary funds of funds, public debt and equity and multi-asset class strategies. The firm typically invests in early-stage, seed, middle market, mature, late venture, growth capital, emerging growth and later stage companies. It also provide capital markets services.. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "BX."

Historical Performance of BX

The following graph sets forth the historical performance of BX based on the daily historical closing values from May 12, 2015 through May 12, 2025. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of BX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of BX on any Call Observation Date, including the Final Valuation Date.

Description of NEE

NextEra Energy, Inc., a bank holding company, provides diversified financial services on a worldwide basis. The Company operates a global securities business which serves individual and institutional investors and investment banking clients. The Company also operates a global asset management business.

Historical Performance of NEE

The following graph sets forth the historical performance of NEE based on the daily historical closing values from December 10, 2015 through December 10, 2025. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of NEE should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of NEE on any Call Observation Date, including the Final Valuation Date.

Description of PFE

Pfizer, Inc. operates as a pharmaceutical company. It offers medicines, vaccines, medical devices, and consumer healthcare products for oncology, inflammation, cardiovascular, and other therapeutic areas. Pfizer serves customers worldwide. Shares of the company trade and are listed on the New York Stock Exchange under the symbol "PFE".

Historical Performance of PFE

The following graph sets forth the historical performance of PFE based on the daily historical closing values from December 10, 2015 through December 10, 2025. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of PFE should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of PFE on any Call Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of an Underlying, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Value will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the notes to you.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes. If the Notes are held by the same United States holder until maturity, that holder's holding period will generally include the maturity date. If upon maturity of the Notes, you receive shares of an Underlying (the "Underlying Shares") and cash in lieu of any fractional Underlying Share, you should generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of any fractional Underlying Share and the pro rata portion of your tax basis in the Notes that is allocable to such fractional Underlying Share, based on the amount of cash received and the fair market value of the Underlying Shares received. Although no assurances can be provided in this regard, you may

generally expect not to recognize any gain or loss with respect to any Underlying Shares received. You should generally have a basis in the Underlying Shares equal to your tax basis in the Notes, other than any amount allocated to a fractional Underlying Share. The holding period for such Underlying Shares should start on the day after receipt.

We will not attempt to ascertain whether any Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and consult your tax advisor regarding the possible consequences to you if any Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

$
Autocallable Barrier Notes with Step-up Premium Linked to the Least Performing of Blackstone Inc., NextEra Energy, Inc., and Pfizer Inc.

December 11, 2025

Free Writing Prospectus